

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Stephen M. Jones
Interim President and CEO
Hycroft Mining Holding Corporation
8181 E. Tufts Ave., Suite 510
Denver, CO 80237

> **Re: Hycroft Mining Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed July 13, 2020**
> **File No. 333-239840**

Dear Mr. Jones:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Liz Packebusch at (202) 551-8749 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: David S. Stone